As filed with the Securities and Exchange Commission on July 8, 2002

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 3

SABA SOFTWARE, INC.

(Name of Subject Company (Issuer))

SABA SOFTWARE, INC.

(Name of Filing Person (Offeror))

Certain Options Under the Saba Software, Inc. 1997 Stock Incentive Plan, as amended,

and the Saba Software, Inc. 2000 Stock Incentive Plan

to Purchase Common Stock, par value $0.001 per share

(Title of Class of Securities)

7372

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Geno Tolari

President and Chief Executive Officer

2400 Bridge Parkway

Redwood Shores, CA  94065

(650) 696-3840

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Person(s) Filing Statement)

Copy to:

Paul ‘Chip’ L. Lion III, Esq.

Morrison & Foerster LLP

755 Page Mill Road

Palo Alto, CA 94304-1018

(650) 813-5600

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$40,816,650	$3,755**

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase up to 4,715,541 shares of common stock of Saba Software, Inc. having an aggregate value of $40,816,650 as of June 18, 2002 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of the transaction.

**Previously paid

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on June 3, 2002, as amended by Amendment No. 1 to the Schedule TO dated as of June 12, 2002 and Amendment No. 2 to the Schedule TO dated as of June 18, 2002, relating to our offer to exchange certain options to purchase shares of our common stock, par value $0.001 per share, for new options to purchase shares of our common stock at a per share exercise price equal to the fair market value of one share of our common stock on the date of grant upon the terms and subject to the conditions in the Offer to Exchange dated June 3, 2002, as amended as of June 12, 2002 and June 18, 2002, attached to Amendment No. 2 to the Schedule TO as Exhibit (a)(1) (the “Offer to Exchange”) and the related Letter of Transmittal, as amended as of June 18, 2002, attached to Amendment No. 2 to the Schedule TO as Exhibit (a)(2) (the “Letter of Transmittal”).

ITEM 4.  Terms of the Transaction.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following paragraph (c):

(c)           The Offer expired at 12.00 midnight, Pacific time, on Friday, June 28, 2002.  Pursuant to the Offer to Exchange, we accepted for exchange options to purchase 1,668,747 shares of common stock, representing approximately 35% of the options that were eligible to be tendered in the offer.  Upon the terms and subject to the conditions of the Offer to Exchange, we will grant options to purchase an aggregate of 1,668,747 shares of common stock in exchange for such tendered options.  We have sent each option holder whose options have been accepted for exchange an e-mail, substantially in the form of Exhibit (a)(8) as previously filed, indicating the number of shares of common stock subject to such holder’s options that have been accepted for exchange, the corresponding number of shares of common stock that will be subject to the options that will be granted to such holders and the expected grant date of the new options.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

SABA SOFTWARE, INC.

/s/Ronald Kisling
Ronald Kisling
Chief Financial Officer

Date:  July 8, 2002